CONSENT OF EXPERT

March 25, 2013

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

     Re: Augusta Resource Corporation

     I, John I. Ajie, do hereby consent to the filing of the written disclosure regarding the technical report entitled “NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona”, dated August 28, 2012 for the Rosemont Project located in Pima County, Arizona in the Form 40-F Annual Report dated March 25, 2013, and any amendments thereto, and the Annual Information Form of Augusta Resource Corporation (the “Company”) dated March 25, 2013.

     I also consent to the use of my name in the Company’s Form 40-F Annual Report, and any amendments thereto, and the Annual Information Form dated March 25, 2013 and to the incorporation by reference of the Company’s Annual Report on Form 40-F and any amendments thereto, and the Annual Information Form dated March 25, 2013 in the Company’s Form S-8 Registration Statement (SEC File No. 333-173297).

By:	/s/ John I. Ajie
John I. Ajie
Vice President of Engineering
URS
Denver, Colorado, USA